

Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 001-09385

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

27 January 2008

AGA04.08

ANGLOGOLD ASHANTI UPDATES ON ELECTRICITY SUPPLY SITUATION

AngloGold Ashanti has today agreed a process with Eskom, whereby the supplier will give its normal guarantees for sufficient power for the company to undertake shifts from tonight for the purpose of re-establishing safe workplaces at each of the deep level underground mines in South Africa. The company is anticipating a ramp up in additional power later in the week that should enable a phased return to normal mining operations. A protocol has also been agreed with the electricity supplier whereby Eskom, will provide the company with four hours warning, prior to having to reduce power supply.

This decision follows a meeting today of a multilateral task team established at a meeting on Saturday evening of officials and executives from the Departments of Minerals and Energy and Public Enterprises, Eskom, the Chamber of Mines, mining companies and the National Union of Mineworkers. Today's meeting considered ways in which Eskom and the mining industry could collaborate to reduce sector demand by 10% and, simultaneously, provide mines with confidence in an uninterrupted power supply, providing the necessary guarantees for workplace safety.

Since 2004, Eskom and AngloGold Ashanti have been working to improve energy efficiencies and reduce consumption, with both organisations committing funds and resources to the programme. These combined efforts have achieved an 18% improvement in energy efficiencies. In the light of this success, AngloGold Ashanti is confident that, with continued collaboration between the company and Eskom, the 10% reduction target set at yesterday's meeting can be achieved without necessarily affecting workplace safety or production.

With respect to the immediate future, it is not yet possible to indicate with any certainty how long it will take the seven AngloGold Ashanti mines in South Africa to return to full production. This will be determined by the rate at which Eskom is able to increase supply to the mines without compromising the national grid and, importantly, how much work will be necessary at each operation to ensure that working places are safe following their unanticipated closure.

Mark Cutifani, AngloGold Ashanti's CEO said today: "I think that we are starting to emerge from a crisis that had the potential to undermine the viability of the South African gold industry. It is encouraging to see the Government and Eskom acknowledge the industry and its importance to South Africa. As a company we have worked with Eskom to reduce energy consumption over the past four years. Together, we have already achieved significant success in reducing consumption and must continue to work together, as we seek, in the first instance to re-establish safe work places in our deep level operations, and over the next few days to start to return to more normal production practices. I am confident that we can find workable solutions to the challenges we face if we have the full co-operation of Eskom, the

Departments of Minerals and Energy and Public Enterprises and the unions. Given the level of co-operation experienced over the weekend we are confident we can move forward together".

Queries

South Africa	Tel:	Mobile:	E-mail:
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com